

August 31, 2012

<u>Via E-mail</u>
Mr. Michael Okada
Chief Accounting Officer
Cereplast, Inc.
300 Continental Boulevard, Suite 100
El Segundo, CA 90245

> **Re:** **Cereplast, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 1-34689**

Dear Mr. Okada:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accountants, page F-1</u>

1.   We note your disclosure on page F-7 which states your existing working capital will not be sufficient to meet the cash requirements to fund your planned operating expenses, capital expenditures and working capital requirements through December 31, 2012 without additional sources of cash. We further note your 2012 contractual obligations, the disclosure regarding delinquent accounts receivable and your existing available liquidity at December 31, 2011, which appears to support your liquidity assertion. Please have your auditors provide us with a copy of their going concern analysis, including their basis for concluding that no going concern language was required in their audit opinion.

Summary of Significant Accounting Policies

Concentrations of Credit Risk, page F-7

2.   Your risk factor disclosure on page 10 indicates that your average days outstanding for your European accounts receivable is 352 days at December 31, 2011. We further note these balances appear to remain uncollected through the second quarter of 2012. While we note you have increased your allowance for doubtful accounts, please explain why you have not fully reserved for these long-outstanding accounts receivable. Please provide us with a thorough analysis in support of your allowance for doubtful accounts conclusions as of December 31, 2011 and subsequent 2012 interim periods.

3.   You state that your existing working capital will not be sufficient to meet your cash requirements in 2012. Please explain this statement and tell us whether or not you expected to collect your delinquent accounts receivable in 2012. If so, please explain why collections of these receivables would not meet your 2012 cash requirements.

Inventory, page F-8

4.   We note based on recent quarters, your sales have dropped significantly and you also disclose the return of certain raw materials inventories to suppliers. Please tell us your accounting policy for excess inventory and why you believe an excess inventory reserve isn't required at December 31, 2011 and subsequent 2012 interim periods.

5.   Similarly we note your production activity appears to have decreased significantly in recent quarters. Please expand your disclosure to clarify your inventory accounting policy regarding fixed overhead costs during periods of abnormally low production.

Property and Equipment, page F-8

6.   Based on your overall sales and production activity, please tell us whether you have evaluated your long-lived assets for possible impairment. It would appear the sudden drop off in sales and production represents a triggering event requiring impairment evaluation. We also note you have delayed the start-up of your facility in Italy in response to your lack of business. Please provide us with a copy of your analysis in support of your conclusions at December 31, 2011 and subsequent 2011 interim periods.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Michael Okada
Cereplast, Inc.
August 31, 2012
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

W. John Cash
Branch Chief